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                                                               Exhibit 99 (a)(8)

Contacts:
---------

Paul Byrne                             Ruth Cotter
CFO                                    Investor Relations
Trintech Group PLC                     Trintech Group PLC

+353 1 207 4000                        +353 1 207 4203
paul.byrne@trintech.com                ruth.cotter@trintech.com
---------------------------------------------------------------

           Trintech Commences Voluntary Stock Option Exchange Program

San Mateo, CA / Dublin, Ireland - November 14, 2001. Trintech Group Plc (NASDAQ:
TTPA: Neuer Markt: TTP), a global provider of secure payment infrastructure solutions for real world, Internet and wireless environments, today announced the filing with the U.S. Securities and Exchange Commission of a Tender Offer Statement on Schedule TO that relates to the commencement of a voluntary stock option exchange program for certain eligible employees.

Participating eligible Trintech employees have the opportunity to cancel options to purchase up to approximately 2,570,833 ordinary shares (5,141,666 equivalent American Depositary Shares (ADSs)) in exchange for an equal number of new options to be granted on a specified future date, which will be at least six months and one day after the date the old options are cancelled. As recently modified by the Company's Board of Directors, the terms of the option exchange program provide that the exercise price per equivalent ADS of the new options will be equal to the trading price of the Company's ADSs as reported by the Nasdaq National Market on the last trading day prior to the date of grant.

In addition, the program is now available to all eligible employees located in the United Kingdom, the United States, Ireland and Germany.

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Because the new options will not be granted until at least six-months and one day after the old options are cancelled, the Company believes it will not be subject to non-cash compensation charges in accordance with variable accounting rules. Members of the Company's Board of Directors, its Advisory Board and all executive officers are excluded from participating in the offer.

The Company filed with the U.S. Securities and Exchange Commission a Tender Offer Statement on Schedule TO (including an Offer to Exchange, a form of election and other offer documents) and therefore has commenced the offering period. The offering period is expected to expire on or about December 12, 2001.

Eligible option holders should carefully read the Offer to Exchange, the form of election and other offer documents which contain important information before deciding whether or not to exchange their options. Trintech filed the Tender Offer Statement on Schedule TO (including the Offer to Exchange, the form of election and other offer documents) with the U.S. Securities and Exchange Commission (the "SEC"). The Offer to Exchange, the form of election and certain related offer documents have been distributed to all holders of eligible Trintech options, at no expense to them. In addition, the Tender Offer Statement on Schedule TO (including the Offer to Exchange, the form of election and all other related offer documents) that have been filed with the SEC are also be available for free at the SEC's Web site at www.sec.gov.

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